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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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DAVID SCHNEIDER,                             :
                                             :          C.A. No. 20088
         Plaintiff,                          :
                                             :
     v.                                      :
                                             :
ATALANTA/SOSNOFF CAPITAL                     :
CORPORATION, JAY S. GOLDSMITH,               :
RONALD H. MENAKER, MARTIN T.                 :
SOSNOFF, CRAIG B. STEINBERG and              :
THURSTON TWIGG-SMITH,                        :
                                             :
          Defendants.                        :
                                             :
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                                   COMPLAINT
                                   ---------

         Plaintiff, David Schneider, by his attorneys, alleges upon information and belief, except as to paragraph 1. which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff David Schneider ("Plaintiff") is the owner of common stock of Atalanta/Sosnoff Capital Corporation ("Atalanta/Sosnoff" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Atalanta/Sosnoff is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 101 Park Avenue, New York, New York. Atalanta/Sosnoff, through its operating subsidiaries, provides discretionary investment advisory, brokerage and other related services.

     3. Defendant Martin T. Sosnoff ("Sosnoff") is the founder of the Company and has been, at all times relevant hereto, Chief Executive Officer, Chief Investment Officer and Chairman of the



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Board of Directors of Atalanta/Sosnoff. Sosnoff owns and/or controls approximately 83% of the Company's outstanding common stock. As the majority shareholder of Atalanta/Sosnoff, Sosnoff owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

     4. Defendant Craig B. Steinberg ("Steinberg") is and at all times relevant hereto has been a director of Atalanta/Sosnoff. Steinberg also serves as President and Director of Research and has held other offices with the Company and its subsidiaries since 1985.

     5. Defendants Jay S. Goldsmith, Ronald H. Menaker and Thurston Twigg-Smith are and at all times relevant hereto have been directors of Atalanta/Sosnoff.

     6. The defendants referred to in paragraphs 3 through 5 are collectively referred to herein as the "Individual Defendants."

     7. The Individual Defendants, as directors of the Company, are in a fiduciary relationship with plaintiff and the other public stockholders of Atalanta/Sosnoff, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Atalanta/Sosnoff common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     9. This action is properly maintainable as a class action.

     10. The Class is so numerous that joinder of all members is impracticable. As of



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December 17, 2002, there were approximately 8.5 million shares of
Atalanta/Sosnoff common stock outstanding.

     11. There are questions of law and fact which are common to the Class including, inter a1ia, the following:

         (a) whether the offer described herein is unfair to the Class;

         (b) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class and;

         (c) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     13. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     14. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the


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Class as a whole is appropriate.


                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

     15. On December 6, 2002, Atalanta/Sosnoff announced that it has received a proposal from defendant Sosnoff to acquire the remaining 17% stake in the Company that he doesn't already own for $12.50 per share in cash.

     16. Sosnoff has timed the proposal to freeze out Atalanta/Sosnoff's public shareholders in order to capture for himself Atalanta/Sosnoff's future potential without paying an adequate or fair price to the Company's public shareholders.

     17. Sosnoff timed the announcement of the proposed buyout to place an artificial lid on the market price of Atalanta/Sosnoff's stock so that the market would not reflect Atalanta/Sosnoff's improving potential, thereby purporting to justify an unreasonably low price.

     18. Sosnoff has access to internal financial information about Atalanta/Sosnoff, its true value, expected increase in true value and the benefits of 100% ownership of Atalanta/Sosnoff to which plaintiff and the Class members are not privy. Sosnoff is using such inside information to benefit himself in this transaction, to the detriment of the Atalanta/Sosnoff public stockholders.

     19. Sosnoff has clear and material conflicts of interest and is acting to better his own interests at the expense of Atalanta/Sosnoff's public shareholders. Sosnoff, with the acquiescence of the directors of Atalanta/Sosnoff, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     20. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm


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of the members of the Class.

     21. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows;

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.

                                     ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                 By: /s/ Carmella P. Keener
                                     ----------------------
                                     919 N. Market Street, Suite 1401
                                     P.O. Box 1070
                                     Wilmington, DE l9899
                                     (302) 656-4433
                                     Attorneys for Plaintiff

OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia. C. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706